SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)1

Mullen Automotive Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

62526P109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☑      Rule 13d-1(c)

☐      Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62526P109	13G/A	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ault Alliance, Inc. (formerly, BitNile Holdings, Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 71,962,534*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 71,962,534*
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,962,534*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.07%**
12	TYPE OF REPORTING PERSON CO

*  Represents (i) 1,211,299 shares of common stock issuable upon conversion of 1,211,299 shares of Series C Preferred Stock currently owned, (ii) 363,097 shares of common stock issuable upon conversion of 363,097 shares of Series D Preferred Stock currently owned, (iii) 16,878,783 shares of common stock issuable upon conversion of an outstanding convertible note in the amount of $5,114,271.29, representing principal of $4,929,617 and accrued interest of $184,654.29, and (iv) 53,509,355 shares of common stock issuable upon exercise of warrants currently owned. Does not include (a) additional securities that may be purchased by the Reporting Person pursuant to various purchase rights granted by the Issuer, which cannot be determined as of the date of this filing or (b) shares of common stock sold short by the Reporting Person.

** Based upon 1,696,543,863 shares of common stock outstanding on January 6, 2023 as reported by the Issuer in its amended annual report on Form 10-K/A filed with the Securities and Exchange Commission on January 30, 2023 and assumes that the Reporting Person has, as of February 13, 2023 (i) converted all shares of Series C Preferred Stock and Series D Preferred Stock owned by the Reporting Person, (ii) converted the entire principal and accrued interest on the convertible note owned by the Reporting Person and (iii) exercised all of the warrants owned by the Reporting Person. This calculation does not include the exercise or conversion of other outstanding securities of the Company owned by other security holders.

CUSIP No. 62526P109	13G/A	Page 3 of 5

Item 1(a).	Name of Issuer.

The name of the issuer is Mullen Automotive Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

The Company’s principal executive offices are located at 1405 Pioneer Street, Brea, California 92821.

Item 2(a).	Name of Person Filing.

This statement is filed by Ault Alliance, Inc. (formerly, BitNile Holdings, Inc.) (the “Reporting Person”) with respect to the shares of common stock of the Company.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141

Item 2(c).	Citizenship.

The Reporting Person is a Delaware corporation.

Item 2(d).	Title of Class of Securities.

Common Stock, $0.001 par value per share.

Item 2(e).	CUSIP Number.

62526P109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

CUSIP No. 62526P109	13G/A	Page 4 of 5

Item 4.	Ownership.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person hereto and is incorporated herein by reference for the Reporting Person.

The percentages used in this Schedule 13G are calculated based on 1,696,543,863 shares of Common Stock outstanding on January 6, 2023 as reported by the Issuer in its amended annual report on Form 10-K/A filed with the Securities and Exchange Commission on January 30, 2023.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit 99.1.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 62526P109	13G/A	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

AULT ALLIANCE, INC.

By:	/s/ MILTON C. AULT, III
Name: Milton C. Ault, III
Title: Executive Chairman

AULT LENDING, LLC

By:	/s/ DAVID J. KATZOFF
Name: David J. Katzoff
Title: Manager